WATTS INDUSTRIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations


Results of Operations
Quarter Ended December 31, 1993 Compared to
Quarter Ended December 31, 1992

	Net sales increased $13,825,000 (12.1%) to $127,734,000.  This increase was primarily attributable to the inclusion of the net sales of acquired companies. The net sales of Intermes, S.p.A.
("Intermes") acquired in November 1992, Edward Barber Company
("EBCO") acquired in May 1993, and Ancon Products, Inc. ("Ancon") acquired in July 1993 represented approximately 66% of the increase. The Company had increased unit shipments of oil and gas valves, water plumbing and heating valves, and steam valves, as well as decreased unit shipments of aerospace/military valves. The Company believes this decrease in aerospace/military valves to be a long-term situation. The Company intends to maintain its strategy of seeking acquisition opportunities as well as developing its international sales to achieve sales growth.

	Gross profit increased $5,443,000 (12.4%) to $49,342,000 and increased as a percentage of net sales from 38.5% to 38.6%. This increase in gross profit was primarily attributable to improved manufacturing performance and increased sales levels in the Company's European subsidiaries and the decreased cost of bronze ingot.

	Selling, general and administrative expenses decreased $3,721,000 (11.0%) to $30,263,000. The Company recorded $7,000,000 of unusual charges in the quarter ended December 31, 1992 for environmental matters and costs associated with the downsizing and restructuring of certain acquired companies. Selling, general and administrative expenses would have increased $3,279,000 (12.1%) without these charges. This increase is primarily attributable to the inclusion of the expenses of Intermes and other acquired companies discussed above. These increased expenses were partially offset by reduced spending at several subsidiaries as a result of downsizing programs implemented during last fiscal year.

	Interest income decreased $276,000 (27.5%) to $727,000. This decrease is primarily attributable to the decreased levels of cash and short-term investments. Interest expense decreased $390,000
(15.0%) to $2,204,000. This decrease is attributable to the decreased levels of long-term debt.

	Earnings before income taxes increased $9,066,000 (111.6%) to $17,187,000. Earnings before income taxes and the unusual charges increased $2,066,000 (13.7%). Net earnings increased $5,552,000
(111.1%) to $10,548,000. Net earnings before unusual charges increased $1,212,000 (13.0%).

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	The weighted average number of common shares outstanding on
December 31, 1993 decreased to 14,816,464 from 15,053,205 for primary earnings per share. This decrease is the result of the purchase by the Company of 342,700 shares of Class A common stock. Primary and fully diluted earnings per share were $.71 for the quarter ended December 31, 1993 compared to $.62 before unusual charges for the quarter ended December 31, 1992.

	The following table illustrates the change in earnings per share for the quarter ended December 31st:

                              									1993    		1992

	Earnings per share as reported       	$.71     	$.33

	Unusual charges	                               	$.29
                                       ----      ----
                                     		$.71     	$.62

Six Months Ended December 31, 1993 Compared to
Six Months Ended December 31, 1992

	Net sales increased $34,790,000 (15.6%) to $258,315,000.  This increase is primarily attributable to the inclusion of the net sales of acquired companies. The net sales of Intermes, Edward Barber Company, and Ancon represented approximately 68% of the increase.
The Company had increased unit shipments of oil and gas valves, water plumbing and heating valves, steam valves, and increased international sales, as well as decreased unit shipments of aerospace/military valves.

	Gross profit increased $13,529,000 (15.9%) to $98,614,000 and increased as a percentage of sales from 38.1% to 38.2%. This increase is primarily attributable to improved manufacturing performance and sales levels in the Company's international subsidiaries, and the decreased cost of bronze ingot.

	Selling, general and administrative expenses increased $2,278,000 (3.9%) to $60,357,000. Selling, general and administrative expenses would have increased $9,278,000 (18.2%) without the $7,000,000 of unusual charges in the period ended December 31, 1992. This increase is primarily attributable to the inclusion of the expenses of acquired companies and increased commissions associated with the higher sales volume. These increases were partially offset by decreased spending at several subsidiaries as a result of downsizing programs implemented during last fiscal year.

	The Company from time to time is involved with environmental proceedings and incurs costs on an ongoing basis related to environmental matters. See Note 5 to Notes of Condensed Consolidated Financial Statements for further discussion.

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	Interest income decreased $1,056,000 (40.9%) to $1,525,000 due to decreased levels of cash and short-term investments.
	Earnings before income taxes and unusual charges increased $3,107,000 (9.9%) to $34,460,000. Net earnings before unusual charges and the cumulative effect of the change in accounting method due to the implementation of SFAS No. 109 as described in Footnote 4 increased $1,817,000 (9.4%).

	The weighted average number of common shares outstanding on December 31, 1993 decreased to 14,817,924 from 15,049,041 for primary earnings per share. This decrease is the result of the purchase by the Company of 342,700 shares of Class A Common Stock during the current fiscal year. Primary and fully diluted earnings per share were $1.42 for the six months ended December 31, 1993 compared to $1.28 before unusual charges and the cumulative effect of the accounting change in accounting method for the six months ended December 31, 1992.

	The following table illustrates the change in earnings per share for the six months ended December 31st:

                               									1993    		1992

	Earnings per share as reported        	$1.42    	$ .78

	Unusual charges	                                	$ .29

	Cumulative effect of change in
	accounting method	                              	$ .21
                                       -----      -----
                                     		$1.42     	$1.28

Liquidity and Capital Resources

	During the six months ended December 31, 1993, the Company purchased 342,700 shares of its Class A common stock through open market repurchases for an aggregate price of $12,064,000. A subsidiary of the Company purchased Ancon Products, Inc. located in Scarborough, Ontario, Canada. Ancon manufactures a wide range of floor and roof drains, intercepters, backwater valves, yard hydrants, and stainless and carbon steel specialty products used primarily in commercial and industrial construction applications. The Company also purchased Enpoco Canada, Ltd., a manufacturer of drains located in Ontario, Canada. The aggregate purchase price for these acquisitions was $4,927,000. The Company also repaid $1,846,000 of debt acquired with one of the companies. The Company made contingent payments of $6,094,000 as part of the Intermes acquisition. The Company also spent $8,418,000 on capital expenditures as part of its current fiscal year budget of $22,000,000.

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	The principal sources of funds to finance these acquisitions, capital expenditures, debt repayments and stock repurchases were the issuance by the Company on November 26, 1991 of $75,000,000 aggregate principal amount of its 8.375% Notes Due 2003 and funds provided from operations.

	The change in foreign exchange rates since June 30, 1993 did not have a material impact on the results of operations or the financial condition of the Company.

	Working capital at December 31, 1993 was $227,016,000 compared to $222,652,000 at June 30, 1993. Cash and short-term investments were $58,973,000 at December 31, 1993 compared to $83,135,000 at June 30, 1993. The ratio of current assets to current liabilities was 4.4 to 1 at December 31, 1993 compared to 3.8 to 1 at June 30, 1993.
Debt as a percentage of capital employed was 23.0% at December 31, 1993 compared to 23.7% at June 30, 1993.

   	The Company anticipates that funds provided from operations will be sufficient to meet operating requirements and anticipated capital expenditures for at least the next 24 months.

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Item 4.	Submission of Matters to Vote of Security Holders

	(a)	The annual meeting of stockholders of the Company was held
on October 19, 1993.

	(c)	The results of the voting on the proposals considered at
the annual meeting of stockholders are as follows:

		1.  Election of Directors

		Timothy P. Horne, Charles W. Grigg, Frederic B. Horne, Noah
T. Herndon, Gordon W. Moran and Daniel J. Murphy, III were each elected as a Director of the Company for a term expiring at the next annual meeting of stockholders and voting results were as follows:

		Mr. T.Horne:65,469,407 votes FOR;10,696 votes WITHHELD. Mr. Grigg: 65,469,107 votes FOR;10,996 votes WITHHELD. Mr. F.Horne:65,469,107 votes FOR;10,996 votes WITHHELD. Mr. Herndon:65,471,107 votes FOR;10,996 votes WITHHELD. Mr. Moran: 65,470,807 votes FOR; 9,296 votes WITHHELD. Mr. Murphy: 65,470,807 votes FOR; 9,296 votes WITHHELD.

		2.  Ratification of Independent Auditors

		The selection of Ernst & Young as the independent auditors of the Company for the current fiscal year was ratified and voting results were as follows:

		65,465,951 FOR; 3,771 AGAINST; 10,381 ABSTAINED; and 0
Broker Non-Votes.

Item 5.	Other Information

	On January 18, 1994, the Board of Directors of the
Corporation declared a two-for-one stock split of the Corporation's outstanding Class A Common Stock, par value
$.10 per share, and Class B Common Stock, par value $.10 per share, to be effected in the form of a stock dividend equal to one share of Class A Common Stock for each share of Class A Common Stock outstanding on the record date, and one share of Class B Common Stock for each share of Class B
Common Stock outstanding on the record date, all such shares to be fully paid and nonassessable. The stock dividend is payable on March 15, 1994 to holders of Class A
Common Stock and Class B Common Stock of record as of the close of business on March 1, 1994. Upon the effectiveness of such dividend, there shall be designated as additional capital of the Corporation an amount equal to the aggregate par value of the shares of Class A Common Stock and Class B
Common Stock of the Corporation being declared as a dividend.

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	Upon the effectiveness of such stock dividend, the
Corporation shall increase by 100% the number of shares of Class A Common Stock reserved for issuance in connection with, and decrease by 50% the exercise price with respect to, any options heretofore granted and now outstanding and hereafter granted under the Corporation's 1986 Incentive
Stock Option Plan, the 1989 Nonqualified Stock Option Plan, and the 1991 Non-Employee Directors' Nonqualified Stock
Option Plan, all in accordance with the anti-dilution provisions of each such Plan. The number of shares of Class A Common Stock and the exercise price of each stock option granted prior to and outstanding as of the effective date of the dividend under the Corporation's 1986 Incentive
Stock Option Plan, the 1989 Nonqualified Stock Option Plan, or the 1991 Non-Employee Directors' Nonqualified Stock
Option Plan, respectively, and each option agreement outstanding thereunder, shall be adjusted so that the number of shares that may be purchased upon exercise of any such option agreement will be increased by 100% and the exercise price will be decreased by 50% per share.

	The Board of Directors of the Corporation also voted on January 18, 1994 to increase the quarterly cash dividend paid on the Corporation's Class A Common Stock and Class B Common Stock by $.02 per share to $.11 per share on a present (pre-split) basis. The dividend will be payable on March 15, 1994 to stockholders of record on March 1, 1994.

	Charles W. Grigg resigned effective January 18, 1994 as Director, President and Chief Operating Officer of the
Company. The Board of Directors elected Timothy P. Horne, the Company's Chairman and Chief Executive Officer, to serve as President. The Board of Directors of Watts Industries, Inc. has also been increased to eight members and Ms. Wendy Lane, Chairman of Lane Holdings, Inc., a private equity investor, and Messrs. David A. Bloss, Sr.
and Kenneth J. McAvoy, the Company's Executive Vice
President and Chief Financial Officer, respectively, were elected as Directors. Ms. Lane is also a Director of Rexnord Corporation and formerly was a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation.

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	On January 1, 1994, Timothy P. Horne, Frederic B. Horne and
George B. Horne executed the 1994 Designation of Primary and Secondary Designees of the Horne Family Voting Trust
Agreement, appointing as successor trustees under such trust Mr. Noah T. Herndon, as the primary designee, and Mr.
John R. LeClaire, Esq., as the secondary designee.  Mr.
Herndon is a Director of Watts Industries, Inc. and Mr.
LeClaire is a partner at Goodwin, Procter & Hoar, a law firm which performs legal services for the Company.

Item 6	Exhibits and Reports Filed on Form 8-K

	There were no reports filed on Form 8-K for the quarter

ended December 31, 1993.